News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
20 April 2010

Interim Management Statement
Reed Elsevier Reaffirms 2010 Trading Outlook

Reed Elsevier today reaffirmed the trading outlook for 2010 set out in the 2009 Results Announcement in February.

Business trends seen in the second half of 2009 are continuing in 2010, particularly with regard to late cycle effects in our relatively resilient professional markets. Advertising and promotion and certain other markets remain difficult although the rate of revenue decline is slowing as comparatives get easier. As previously stated, we expect to report a modest reduction in adjusted operating margin in 2010 due to a weak revenue environment and increased investment in legal markets.

The late cycle effects and reduction in adjusted operating margin will most particularly impact the first half comparison. The first half will also see approximately 8% dilution to adjusted earnings per share from the July 2009 equity placing; the second half comparison will be largely unaffected as the earnings dilution from the placing was reflected in the 2009 second half.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier: Good momentum is continuing in health sciences from the growth in the health professions and the increasing adoption of online resources, although pharma promotion revenues remain weak. Completion of subscription renewals for 2010 is well progressed and as expected. Academic budgets remain under pressure. Overall revenue growth is expected to be lower than in the prior year.

LexisNexis: Trends seen in US legal and international markets last year are continuing, reflecting pressures on the legal industry and the late cycle effects on subscription revenues. Good growth is continuing in the insurance segment in Risk Solutions and declines in the more cyclical markets within Risk Solutions are moderating. As previously reported, the overall adjusted operating margin for LexisNexis is expected to be lower in 2010, reflecting the effects of a weak revenue environment and increases in spend on product development, infrastructure, and sales and marketing in the Legal business, partly mitigated by cost actions and the growing profitability of the Risk Solutions business.

Reed Exhibitions: Bookings for this year’s events overall remain behind prior year levels as exhibitors remain cautious and commit later than usual although there are signs of stabilisation as comparatives get easier. 2010 sees the benefit of the net cycling in of biennial shows although revenues from annual shows are expected to be somewhat lower.

Reed Business Information: Data services continue to grow. Advertising markets however remain difficult and late cycle effects are putting pressure on print subscriptions. Revenues are expected to be lower in 2010 although the underlying rate of decline is moderating as comparatives get easier. Reengineering of the portfolio, including the sale and closure of US controlled circulation titles and the sale of RBI Germany, and actions to reduce the cost base continue.

Reed Elsevier’s financial position remains strong with good cash generation and capital discipline.

The Annual General Meeting of Reed Elsevier NV is being held in Amsterdam today. The Annual General Meeting of Reed Elsevier PLC will be held in London tomorrow.

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Enquiries

Patrick Kerr (Media)
+44 20 7166 5646

Sybella Stanley (Investors)
+44 20 7166 5630

Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 32,000 people, including close to 18,000 in North America. In February 2010, Reed Elsevier reported revenues for 2009 of £6,071m/€6,800m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended.  These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements.  The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements.  Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.